

SembCorp Industries

03 APR 15 AM 7:21

Rule 12g3-2(b) File No. 825109

31 March 2003



03050947

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Kuehne & Nagel extraordinary charge of CHF206 million (S$237 million) for goodwill amortisation in its FY2002 results reduces SembCorp Logistics' 2002 reported PATMI from S$78.5 million to S$41.9 million - As a consequence, SembCorp Industries' 2002 reported PATMI revised to S$178 million

Kuehne & Nagel extraordinary charge of CHF206 million (S$237 million) for goodwill amortisation in its FY2002 results reduces SembCorp Logistics' 2002 reported PATMI from S$78.5 million to S$41.9 million

- As a consequence, SembCorp Industries' 2002 reported PATMI revised to S$178 million

SembCorp Industries' logistics subsidiary, SembCorp Logistics, today announced that its 2002 Profit After Tax and Minority Interest will be impacted by S$36.6 million due to a CHF206 million (S$237 million) charge taken by Kuehne & Nagel (KN) in their FY2002 results for an extraordinary goodwill amortisation.

The decline in SembCorp Logistics' reported PATMI is based on its 20 per cent shareholding in Kuehne & Nagel.

This extraordinary amortisation charge by KN has no cashflow impact on KN or SembCorp Logistics. The proposed dividend by SembCorp Logistics remains unchanged.

The recurring profitability of SembCorp Logistics is not impaired.

Impact on SembCorp Industries

SembCorp Industries' share of SembCorp Logistics' reported earnings will be reduced by S$22.5 million.

Accordingly, SembCorp Industries will report an adjusted full year PATMI of S$178 million instead of the S$201 million announced earlier.

Nevertheless, SembCorp Industries' proposed dividend (12 per cent ordinary and 6 per cent special) remains unchanged.

Next Steps

which have been convened to be held on April 23, 2003, are proposed to be adjourned to a later date to be notified.

This news release should be read in conjunction with the news release issued by SembCorp Logistics and the KN earnings statement both issued on March 31, 2002.

SHAREHOLDERS ARE, THEREFORE, REQUESTED TO DISREGARD SEMBCORP INDUSTRIES' NOTICE OF ANNUAL GENERAL MEETING AND NOTICE OF EXTRAORDINARY MEETING WHICH WERE PUBLISHED ON PAGE 14 OF THE BUSINESS TIMES ON MARCH 28, 2003, AND PAGE 11 OF LIANHE ZAOBAO ON MARCH 28, 2003.

- End -

Released on March 31, 2003

For media and analyst enquiries, please call:

Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries
Tel: 67233 150
Fax: 68223 240
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/03/2003 to the SGX

MASNET No. 53 OF 31.03.2003
Announcement No. 53

Rule 12g3-2(B) File No.825109

SEMBCORP INDUSTRIES LTD

Lifting of Suspension of Trading

31 March 2003

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

LIFTING OF SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would like to request that the suspension of trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd be lifted and that trading of SembCorp Industries Shares be resumed from 9.00 am tomorrow.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/03/2003 to the SGX